UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 7, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse Group announces public tender offers for debt securities

Zurich, October 7, 2022 – Credit Suisse Group AG announces offers by Credit Suisse International to repurchase certain OpCo senior debt securities for cash up to approximately CHF 3 billion.

Credit Suisse announces today that it is making a cash tender offer in relation to eight euro or pound sterling denominated senior debt securities for an aggregate consideration of up to EUR 1 billion. Concurrently, Credit Suisse is also announcing a separate cash tender offer in relation to twelve US dollar denominated senior debt securities for an aggregate consideration of up to USD 2 billion. Both offers are subject to various conditions as set out in the respective tender offer memoranda. The offers will expire on November 3, 2022 and November 10, 2022 respectively, subject to the terms and conditions set out in the offer documents.

The transactions are consistent with our proactive approach to managing our overall liability composition and optimizing interest expense and allow us to take advantage of market conditions to repurchase debt at attractive prices.

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at w ww.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■	our plans, targets or goals;
■	our future economic performance or prospects;
■	the potential effect on our future performance of certain contingencies; and
■	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward- looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

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Media release

■	the ability to maintain sufficient liquidity and access capital markets;
■	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■
the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;

■	our ability to improve our risk management procedures and policies and hedging strategies;
■
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

■
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

■
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

■	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■
the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;

■	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■
geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;

■	political, social and environmental developments, including climate change;
■	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■	operational factors such as systems failure, human error, or the failure to implement procedures properly;
■
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

■	the adverse resolution of litigation, regulatory proceedings and other contingencies;
■
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

■	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■	the potential effects of changes in our legal entity structure;
■	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■	the ability to retain and recruit qualified personnel;
■	the ability to protect our reputation and promote our brand;
■	the ability to increase market share and control expenses;
■	technological changes instituted by us, our counterparties or competitors;
■	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Disclaimer

This announcement does not constitute an offer or an invitation to participate in the tender offers described herein. The tender offers will be made by means of tender offer memoranda. Each offer is made only to holders in the relevant jurisdictions specified in that offer and is not being made in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws.

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Media release

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: October 7, 2022		Vice President